GRUPO CASA SABA

Grupo Casa Saba Acquires 97.8% of Farmacias Ahumada, S.A.’s Capital Stock

Mexico City, Mexico, September 30, 2010. - Grupo Casa Saba, S.A.B. de C.V. ("SABA", "GCS", "THE COMPANY" or "THE GROUP") (BMV: SAB*) and (NYSE: SAB), announces that the period to participate in the Tender Offer to acquire up to 100% of Farmacias Ahumada, S.A.’s (“FASA”) (BCS:FASA) shares, which began on August 31, 2010 on the Bolsa de Comercio de Santiago in Chile, has expired.

As a result, through one of its subsidiaries, the Group acquired 146,693,539 of the 150 million outstanding shares, or 97.8% of FASA’s capital stock. The transaction totaled $240,870,791,038 Chilean pesos or approximately $6,176,174,129 Mexican pesos (based on an exchange rate of $39 Chilean pesos:$1 Mexican peso).

Payment for the shares resulting from the above-mentioned tender offer will take place on October 5, 2010 and will utilize resources from the credits that were obtained from HSBC México, S.A., Institución de Banca Múltiple, Grupo Financiero HSBC and Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte in the amounts of MXN$5,773,857,695 and MXN$1,950,000,000, respectively.

About GCS

GCS was founded as a pharmacy in 1892, and is currently one of the leading multi-channel, multi-product national wholesale distributors in Mexico, operating through one of Mexico’s largest nationwide distribution networks of its type with US$2.2 billion in sales in 2009. GCS distributes pharmaceutical products, health, beauty aids and consumer goods, general merchandise, publications and other products to a significant number of Mexico’s pharmacies, mass merchandisers, retail and convenience stores, supermarkets and other specialized channels. In addition, GCS also owns and operates a chain of more than 160 drugstores under the Farmacias ABC brand in Mexico and 80+ drugstores in the States of Rio de Janeiro and Sao Paulo in Brazil that operate under the CSB Drogarias, S.A. (previously known as Drogasmil Medicamento y Perfumaria, S.A.) brand.

Contacts:

GRUPO CASA SABA

Alejandro Sadurni Gómez
asadurni@casasaba.com
+52 (55) 5284-6669

Sandra Yatsko
syatsko@casasaba.com
+52 (55) 5284-6672